UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-10702

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation
45 Glover Ave, 4th Floor
Norwalk, Connecticut 06850

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 21, 2021

We have served as the Plan's auditors since 2008.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
ASSETS
Cash	$50,467	$—
Investments at fair value (see Notes 3 & 4)	608,377,829	565,994,970
Receivables:
Notes receivable from participants	14,172,724	16,660,644
Employer contributions	2,860,612	565,595
Other	173	5,461
Total receivables	17,033,509	17,231,700

NET ASSETS AVAILABLE FOR BENEFITS	$625,461,805	$583,226,670

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2020
ADDITIONS:
Net appreciation in fair value of investments	$84,818,533
Interest and dividends from investments	18,217,746
Interest from participants’ notes receivable	809,091
Participant contributions	19,175,434
Employer contributions	11,857,251
Rollover contributions	980,293
Total additions	135,858,348

DEDUCTIONS:
Benefits paid to participants	(93,093,979)
Administrative fees, net	(529,234)
Total deductions	(93,623,213)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	42,235,135

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	583,226,670

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$625,461,805

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Employees covered by the Plan (“Participants" or "Participant”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (the “Company”) meeting minimum eligibility requirements (“Eligible Employees”). The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s Board of Directors authorized a committee to administer the benefit structure of the Plan (“Administrative Committee”). The Administrative Committee consists of at least five members and is considered the plan administrator for purposes of ERISA.

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants to mitigate the effects of the global pandemic caused by a new strain of coronavirus and its variants ("COVID-19"). The Administrative Committee evaluated the relief provisions available to plan participants under the CARES Act and, beginning in April 2020, the Plan enacted several of its provisions, specifically, allowing the CARES Act distributions and loan deferments throughout the remainder of 2020. The CARES Act allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences resulting from COVID-19 and also allowed impacted participants to freeze their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments restarting in 2021. Finally, the processing of minimum required distributions was suspended for 2020, in most cases.

Participant Eligibility – Eligible Employees may begin participation on the first day of the month following their hiring, with the exception of Powerscreen USA, LLC d/b/a Simplicity Engineering, Inc.'s Participants who are subject to collective bargaining agreements, who are eligible to participate in the Plan after 120 days of service.

Contributions – Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions. The maximum pre-tax and Roth contributions permitted under Internal Revenue Service (“IRS”) regulations in 2020 was $19,500. Participants age 50 and older can elect to make additional pre-tax and Roth contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Company contributions and the maximum catch-up contributions permitted by IRS regulations in 2020 was $6,500.

The Company provides safe harbor matching contributions of 100% of Participant contributions to the Plan up to a maximum of 5% of their compensation.
The Company may make, at its sole discretion, supplementary contributions.

Contributions (excluding catch-up contributions) are limited in that the sum of: a) total Company contributions; b) total Participant pre-tax contributions; c) total Participant Roth contributions and d) total Participant post-tax contributions, cannot exceed the lesser of: i) $57,000 or ii) 100% of the Participant’s total compensation for the year. Participants are able to direct both Participant and Company contributions and redistribute accumulated contributions and earnings between investment alternatives.

For any plan year in which a Participant may make both pre-tax and Roth elective contributions, distribution of excess deferrals shall be made from the pre-tax elective contributions before the Roth elective contributions to the extent such type of elective contributions were made for the year, unless the Participant specifies otherwise.

All employees under the Plan are subject to automatic enrollment for Participant pre-tax contributions equal to 2% of their compensation. Participants may elect to opt out of automatic enrollment. The Plan provides for automatic elective contribution notices.

Vesting – Participants are fully vested immediately in their voluntary contributions and all Company safe harbor matching contributions, plus any actual earnings thereon.

Forfeitures – Nonvested (prior to safe harbor matching provisions) Company contributions of Participants who have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Company contributions or to pay the Plan’s administrative fees. However, Participants who return to service within five years from their separation date will be entitled to continue vesting in the Company contributions which were previously forfeited. At December 31, 2020 and 2019, respectively, forfeited nonvested accounts totaled $16,226 and $61,035. These accounts will be used to offset future Company contributions or pay the Plan’s administrative fees. During the year ended December 31, 2020, $71,827 of the forfeiture account was used to offset/adjust Company contributions or for payment of the Plan’s expenses.

Participant Accounts – Each Participant’s account is credited with the Participant's contributions and Company matching contributions, as well as an allocation of earnings (losses) from the respective investment funds. A Participant’s contributions and related Company matching contributions are used to purchase shares in the various investment alternatives. The value of and the earnings credited to a Participant’s account are based on the proportionate number of shares owned by the Participant and the fair value of the investment on the valuation date. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits – Upon retirement, disability or death, the entire balance of the Participant’s account becomes payable to the Participant or designated beneficiary(ies). Upon any other termination of employment, the Participant receives the entire balance of his/her account; however, if the balance of the Participant’s account is greater than $5,000 the Participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, basic Roth contributions, rollover and after-tax contributions, as defined in the Plan document, or upon attainment of age 59-1/2.

In the event the Participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000. For amounts less than $1,000 a distribution is made to the Participant.

Notes Receivable from Participants – Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the plan administrator and certain other restrictions. Terms of all loans are established by the Administrative Committee. As of December 31, 2020, interest rates on Participant loans ranged from 4.25% to 9.00% with maturities at various dates through 2035.

Participant-directed Investments – All assets of the Plan are Participant-directed investments. Participants have the option of directing their account balance to one or more different investment options. The investment options include various mutual funds, the Fidelity Managed Income Portfolio Class II common collective trust and the Fidelity Growth Company Commingled Pool common collective trust (collectively referred to as the "Common Collective Trusts" or "Trusts"), Terex Corporation common stock (limited to no more than 25% of Participant’s investment allocation) or a self-directed brokerage account. If a Participant does not elect an investment option in which to invest their deferrals, the Plan will invest their contributions in a Qualified Default Investment Alternative.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Expenses – Fees and expenses related to administering the Plan are generally paid by the Company. Investment management fees and loan administration fees are paid by Participants. The trust agreement between the Plan and Fidelity includes a Revenue Credit Program. Under this program, in situations where Fidelity earns record keeping fees in excess of the agreed-upon compensation, Fidelity is required to remit those excess fees (“Revenue Credits”) to the Plan to be used to pay ERISA qualified expenses (See Note 6). Fidelity funds the Revenue Credits quarterly in arrears, generally 15 days after quarter-end. The Plan recorded Other receivables of $173 and $5,461 related to Revenue Credits at December 31, 2020 and 2019, respectively.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments in mutual funds, self-directed brokerage accounts, Terex Corporation common stock and the Trusts are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Trusts are recorded at net asset value ("NAV"). The Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee (see Note 3). Shares of mutual funds are valued at the NAV of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation/(depreciation) in the aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants – Notes receivable from Participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent Participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.

3. FAIR VALUE MEASUREMENT

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board issued Accounting Standards Codification ASC 820, “Fair Value Measurement and Disclosure” (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Determining which category an asset or liability falls within this hierarchy requires judgment. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 – Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Plan’s valuation methodology used to measure the fair value of common stock is the closing price reported on the active market on which the individual securities are traded. The Plan’s valuation methodology used to measure the fair value of mutual funds is the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Trusts are valued at NAV and are not included in the fair value hierarchy.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2020:

	12/31/2020	Level 1
Investments measured in the fair value hierarchy:
Mutual Funds	$459,367,080	$459,367,080
Self-directed - Fidelity Brokerage Link	8,667,355	8,667,355
Terex Corporation Common Stock	39,794,908	39,794,908
Total investments measured in the fair value hierarchy	507,829,343	$507,829,343

Investments measured at NAV:
Common Collective Trusts	100,548,486
Total investments at fair value	$608,377,829

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2019:

	12/31/2019	Level 1
Investments measured in the fair value hierarchy:
Mutual Funds	$446,988,184	$446,988,184
Self-directed - Fidelity Brokerage Link	3,468,876	3,468,876
Terex Corporation Common Stock	39,314,772	39,314,772
Total investments measured in the fair value hierarchy	489,771,832	$489,771,832

Investments measured at NAV:
Common Collective Trusts	76,223,138
Total investments at fair value	$565,994,970

4. INVESTMENTS MEASURED AT NAV

The Plan has an interest in the Trusts. The Trusts consist of a stable value fund and a growth fund that are open-end commingled pools dedicated exclusively to the management of assets of defined contribution plans. The Trusts are valued using NAV provided by the trustees in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less liabilities. Were the Plan to initiate a full redemption of the Trusts, the trustees reserve the right to temporarily delay withdrawal from the Trusts in order to ensure that securities' liquidations will be carried out in an orderly business manner. The Trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

For details on risks facing the Company, see Item 1A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

6. PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. In addition to serving as trustee, Fidelity also serves as custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services, loan administration and other record keeping services were $442,481 for the year ended December 31, 2020. Fees paid for legal, accounting and consulting services were $95,379 for the year ended December 31, 2020. In addition, transactions in common stock and notes receivable from Participants qualify as party-in-interest transactions. During 2020, the Plan recorded $8,626 in Revenue Credits (see Note 2), which resulted in the Plan showing net administrative fees for the year of $529,234.

7. INCOME TAX STATUS

The Plan received a determination letter, dated June 26, 2012, in which the IRS stated that the Plan, as amended and restated on January 24, 2012, met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code and that the Plan is exempt from Federal income taxation. The Plan has been amended subsequent to receiving the determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each Participant’s account will be distributed as directed by the trustee.

TEREX CORPORATION AND AFFILIATES'                     EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                         Plan #004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Investments:
	Mutual Funds:
	The Hartford International Opportunites Fund	Mutual Fund	(1)	$5,762,116
	John Hancock Disciplined Value Mid Cap	Mutual Fund	(1)	31,902,498
	MFS Value Fund	Mutual Fund	(1)	11,383,395
	PIMCO Total Return Institutional	Mutual Fund	(1)	17,743,851
*	Fidelity US Bond Index Fund	Mutual Fund	(1)	8,172,460
*	Fidelity Extended Market Index Fund	Mutual Fund	(1)	6,186,892
*	Fidelity 500 Index Fund	Mutual Fund	(1)	34,246,353
*	Fidelity International Index Fund	Mutual Fund	(1)	3,017,152
*	Fidelity Contrafund	Mutual Fund	(1)	48,826,428
*	Fidelity Balanced Fund	Mutual Fund	(1)	20,775,988
*	Fidelity Diversified International Fund	Mutual Fund	(1)	17,488,182
*	Fidelity Freedom Income Fund	Mutual Fund	(1)	5,899,606
*	Fidelity Freedom 2010 Fund	Mutual Fund	(1)	4,641,083
*	Fidelity Freedom 2015 Fund	Mutual Fund	(1)	2,697,462
*	Fidelity Freedom 2020 Fund	Mutual Fund	(1)	28,478,278
*	Fidelity Freedom 2025 Fund	Mutual Fund	(1)	22,567,439
*	Fidelity Freedom 2030 Fund	Mutual Fund	(1)	55,322,020
*	Fidelity Freedom 2035 Fund	Mutual Fund	(1)	18,868,582
*	Fidelity Freedom 2040 Fund	Mutual Fund	(1)	35,696,082
*	Fidelity Freedom 2045 Fund	Mutual Fund	(1)	10,898,684
*	Fidelity Freedom 2050 Fund	Mutual Fund	(1)	26,351,308
*	Fidelity Freedom 2055 Fund	Mutual Fund	(1)	11,707,682
*	Fidelity Freedom 2060 Fund	Mutual Fund	(1)	4,306,250
*	Fidelity Freedom 2065 Fund	Mutual Fund	(1)	85,397
*	Fidelity Institutional Money Market Government Portfolio	Mutual Fund	(1)	26,341,892
		Subtotal Mutual Funds		459,367,080

(Continued on following page)

TEREX CORPORATION AND AFFILIATES'			EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN			Plan #004
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020 (Continued)

	Self-directed:
*	Fidelity Brokerage Link	Various	(1)	8,667,355
	Common Stock:
*	Terex Corporation	Common Stock	(1)	39,794,908
	Common Collective Trust:
*	Fidelity Managed Income Portfolio Class II	Common Collective Trust	(1)	20,136,377
*	Fidelity Growth Company Commingled Pool	Common Collective Trust	(1)	80,412,109
		Subtotal Common Collective Trust		100,548,486

		Subtotal Investments		608,377,829

	Loans:
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.00% with maturities at various dates through 2035	—	14,172,724
	Cash:
*	Self-directed Fidelity Brokerage Link	Cash	—	50,467
		Total		$622,601,020

* Denotes a party-in-interest to the Plan.

(1) Cost information is not required for Participant-directed funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates’
401(k) Retirement Savings Plan

Date:	June 21, 2021	/s/ David Peterson
By: David Peterson
Director, Benefits & Global Mobility
Terex Corporation